CONSECO VARIABLE INSURANCE COMPANY
   Administrative Office: 11815 N. Pennsylvania Street, Carmel, Indiana 46032


                     GUARANTEED MINIMUM DEATH BENEFIT RIDER


This rider forms a part of the contract to which it is attached. The rider is subject to the terms of the contract except to the extent it changes the contract. The effective date of this rider is the same as the Contract Issue Date. If You elect this benefit, We will deduct an Insurance Charge as stated on the contract schedule page.

The following hereby amends and replaces the section of the contract captioned "Proceeds Payable on Death, Death Benefit Amount."

                            PROCEEDS PAYABLE AT DEATH

DEATH BENEFIT AMOUNT. During the Accumulation Period, if death of the Owner(s) occurs prior to age 80, the Death Benefit will be the greater of:

1) The total of all Purchase Payments, less all partial withdrawals, contingent deferred sales charges deducted and any premium taxes as applicable.

2) The Contract Value determined as of the Business Day during which the Company received both due proof of death and an election of the payment method; or

3) The largest Contract Value on any Contract Anniversary prior to the death of the Owner(s), less any Adjusted Partial Withdrawals, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals.

     An Adjusted Partial Withdrawal is equal to:

     a) the partial withdrawal amount including the contingent deferred sales charges and any applicable premium taxes withheld; multiplied by

     b) the Death Benefit immediately prior to the partial withdrawal; divided by

     c)   the Contract Value immediately prior to the withdrawal.

If the death of an Owner occurs after the Owner's attained age 80, the Death Benefit will be the greater of: (1) the Contract Value determined as of the Business Day during which the Company receives both due proof of death and an election for the payment method; or (2) the Death Benefit as of the last Contract Anniversary, prior to age 80, less any Adjusted Partial Withdrawals.

After the death benefit amount is determined, it remains in the Separate Account and/or Fixed Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Sub-account will be subject to investment risks, which are borne by the Beneficiary.

If Joint Owners are named:

1)   the Death Benefit is determined based on the Age of the oldest Owner; and

2)   the Death Benefit is payable upon the first death.

If the Owner is a non-natural person, the death of an Annuitant will be treated as the death of the Owner.

Signed for Conseco Variable Insurance Company.


                                                      /S/ JOHN J. SABL
                                                      Secretary